FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 22, 2005 (“Sprint Expands Wireless Portfolio with Availability of New Sprint PCS Smart Device - BlackBerry 7250 and Enhanced BlackBerry Enterprise Server Features ")	Page No 4

Document 1

June 22, 2005

FOR IMMEDIATE RELEASE

Sprint Expands Wireless Portfolio with Availability of New Sprint PCS Smart Device - BlackBerry 7250 and Enhanced BlackBerry Enterprise Server Features

Sprint PCS Smart Device — BlackBerry 7250 with built-in Bluetooth Wireless Technology, integrated email, wireless phone and personal organizer delivers an exceptional wireless communications experience

Overland Park, KAN., and Waterloo, ON – Sprint (NYSE: FON) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the Sprint PCS Smart Device – BlackBerry® 7250™ on the Sprint Nationwide PCS Network. The Sprint PCS Smart Device – BlackBerry 7250 is now available in Sprint business sales channels and can be used in conjunction with BlackBerry Enterprise Server™ or BlackBerry Internet Service™.

The Sprint PCS Smart Device – BlackBerry 7250 integrates email, text messaging, Internet, organizer and corporate data applications as well as high-clarity wireless phone functionality into a single, ergonomic design, giving mobile professionals the ability to keep connected and remain productive while on the go. The device sports 32 MB of flash memory, 4 MB of SRAM, a backlit and highlighted numeric keypad, and an easy-to-navigate user interface. The Sprint PCS Smart Device – BlackBerry 7250 also includes built-in Bluetooth® Wireless Technology to support the use of Bluetooth-enabled headsets and hands-free car kits*.

Software Enhancements

The Sprint PCS Smart Device – BlackBerry 7250 comes equipped with support for BlackBerry Enterprise Server v4.0 software features. With the availability of this latest version, Sprint customers will benefit from several enhancements including:

o Wireless Backup and PIM Synchronization – Email, personal settings, browser bookmarks, contacts, calendar, tasks and other data remain up-to-date with complete cradle-free wireless synchronization.

o Attachments – Remotely viewing documents is easy with support for multiple image formats; embedded images within documents; pan, zoom and rotate functionality; tracked changes; and searching and jumping through a document.

o Wireless Email Settings – Create, edit and modify email filters or make changes to Auto-Signature and Out-of-Office replies, all directly from the BlackBerry device.

o Calendar Enhancements – Avoid scheduling issues with BlackBerry support for tentative acceptance, basic conflict/adjacent notification, and marking appointments as private.

o Sent Items Synchronization – Email sent from the desktop can also be viewed from the BlackBerry device.

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o Phone Enhancements – A to Z speed dialing is supported and, with an IT policy setting in place, outgoing calls are allowed when device is locked.

o IT Enhancements – New features and functionality include simplified deployment and maintenance, improved wireless security, enhanced asset tracking and simplified application development.

“Extending email and other wireless business applications beyond the office is essential for mobile professionals who want to achieve higher productivity and gain an advantage in serving their customers,” said Tim Donahue, vice president – Enterprise Marketing, Sprint Business Solutions. “Enhancing the BlackBerry options within our already robust remote access portfolio strengthens Sprint’s ability to provide an exceptional wireless voice and data experience while still satisfying strict IT security guidelines required by many enterprise and government organizations.”

“BlackBerry provides enterprise and government customers with a comprehensive solution that goes beyond wireless email, phone and PIM functionality and delivers a proven platform that can support a wide range of wireless data applications,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7250 is a powerful new device that taps the power of the BlackBerry platform and the Sprint Nationwide PCS Network in a compact design with an outstanding mobile experience.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

The Sprint PCS Smart Device – BlackBerry 7250 is being sold through Sprint business channels, including the Sprint direct sales force and the Sprint Partner Program, for a suggested retail price of $489.99 less contract credits and instant savings. For more information about the Sprint PCS Smart Device – BlackBerry 7250 visit www.sprint.com/blackberry7250.

Additional applications for the Sprint PCS Smart Device – BlackBerry 7250 are provided by Handango and accessible online at the Sprint PCS Software Store at http://sprint.handango.com.

About Sprint

Sprint offers an extensive range of innovative communication products and solutions, including global IP, wireless, local and multiproduct bundles. A Fortune 100 company with more than $27 billion in annual revenues in 2004, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network; an award-winning Tier 1 Internet backbone; and one of the largest 100-percent digital, nationwide wireless networks in the United States. For more information, visit www.sprint.com/mr.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Amy Schiska-Lombard
Sprint
913-794-2947
amy.k.schiska@mail.sprint.com

Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Bluetooth accessories are sold separately. The Sprint PCS Smart Device BlackBerry 7250 Bluetooth capabilities does not support Dial-Up-Network functionality.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products referenced herein. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 22, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller